

August 16, 2012

Via E-mail
William Adams IV
President
Nuveen Long/Short Commodity Total Return Fund
333 West Wacker Drive
Suite 3300
Chicago, IL 60606

> **Re: Nuveen Long/Short Commodity Total Return Fund**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 20, 2012**
> **File No. 333-174764**

Dear Mr. Adams:

We have reviewed Amendment No. 4 to your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 of our letter dated January 11, 2012. Please note that we will continue to monitor for your response to comments 6, 7, 9, and 21 of our letter dated July 5, 2011.

2. Please revise the audit report and related consent to include the electronic signature of your independent registered public accounting firm.

3.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

- Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:

    o   If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

    o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

        In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

4.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5.   We note your disclosure on page 127 that illustrates how the Index positions have changed quickly in response to changes in the commodity market. Please describe how this may impact the risk level to potential investors.

Cover Page

6.   Please add a summary risk factor to address the risk that shareholders will receive a K-1, which is complex and can result in costly tax bills and that shareholders receiving a K-1 may be required to pay taxes, even if the security is not sold. Please revise your risk factor disclosure as appropriate to address these risks.

Risk Factors, page 22

7.   Please add a risk factor to clarify that futures-based investing is complex and risky and an investment in your fund should be monitored consistently by shareholders.

Integrated Options Strategy, page 41

8.   Please tell us why you believe there is no exposure for the fund for uncovered out-of-money options. We may have further comments.

Performance Capsule for the Gresham Investment …, page 59

9.   Please update your disclosure in the performance capsules.

Supplemental Performance Data for Gresham …, page 115

10.   Please advise why you have provided disclosure for only 2005 and 2006 in the table.

Additional Background Information, page 115

Morningstar Long/Short Commodity Index, page 128

11.   Please disclose whether the futures market for this benchmark has been in contango or backwardization.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Craig Walker, Esq. (*via e-mail*)